Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Northfield Bancorp, Inc.:
We consent to the incorporation by reference in the registration statement No. 333-147500 on Form S-8, of Northfield Bancorp, Inc. (the Company), of our report dated March 16, 2009, relating to the consolidated balance sheets of Northfield Bancorp, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008 which reports are included in the December 31, 2008 Annual report on Form 10-K of Northfield Bancorp, Inc.
/s/ KPMG LLP
Short Hills, New Jersey
March 16, 2009